UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                 (Amendment No. ONE)*


                                DENBURY RESOURCES INC.
                                   (Name of Issuer)


                                    COMMON SHARES
                            (Title of Class of Securities)


                                      247916109
                                    (CUSIP Number)



          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















          _________________________________________________________________

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mackenzie Financial Corporation
          _________________________________________________________________
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)
               (b) [X]
          _________________________________________________________________
          3.   SEC USE ONLY


          _________________________________________________________________
          4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Toronto, Ontario, Canada
          _________________________________________________________________

                         5.   SOLE VOTING POWER
                              1,343,400 Shares
                         __________________________________________________
          NUMBER OF
          SHARES         6.   SHARED VOTING POWER
          BENEFICIALLY        Nil
          OWNED BY       __________________________________________________
          EACH
          REPORTING      7.   SOLE DISPOSITIVE POWER
          PERSON              1,343,400 Shares
                         __________________________________________________
                         8.   SHARED DISPOSITIVE POWER
                              Nil
          _________________________________________________________________
          9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,343,400 Shares
          _________________________________________________________________
          10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES.*

              [    ]
          _________________________________________________________________
          11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.8%
          _________________________________________________________________
          12. TYPE OF REPORTING PERSON *

              IA
          _________________________________________________________________
                        * SEE INSTRUCTION BEFORE FILLING OUT!













          ITEM 1(a) Name of Issuer
                    DENBURY RESOURCES INC.

          ITEM 1(b) Address of Issuer's Principal Executive Offices 2999-300 5th Avenue
                    Calgary, AB
                    T2P 3C4

          ITEM 2(a) Name of Person Filing
                    Mackenzie Financial Corporation

          ITEM 2(b) Address of Principal Business Office
                    150 Bloor Street West, Suite M111
                    Toronto, Ontario M5S 3B5

          ITEM 2(c) Citizenship
                    Organized in Toronto, Ontario, Canada

          ITEM 2(d) Title of Class of Securities
                    Common Stock

          ITEM 2(e) CUSIP Number
                    247916109

          ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B) OR 13D-2 (B), CHECK WHETHER THE PERSON FILING IS A:

                    (a)  [   ]     Broker or Dealer
                    (b)  [   ]     Bank
                    (c)  [   ]     Insurance Company
                    (d)  [   ]     Investment Company
                    (e)  [ X ]     Investment Adviser
                    (f)  [   ]     Employee Benefit Plan, Pension Fund or
                                   Endowment Fund
                    (g)  [   ]     Parent Holding Company
                    (h)  [   ]     Group

          ITEM 4    OWNERSHIP

                    (a)  Amount Beneficially Owned
                         1,343,400

                    (b)  Percent of Class
                         5.8%

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote       1,343,400

                         (ii)  shared power to vote     Nil

                         (iii) sole power to dispose    1,343,400

                         (iv)  shared power to dispose  Nil












          ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
                    [    ].

                    [ X ]      Not applicable

          ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON

                    Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common shares of Denbury Resources Inc.

          ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    N/A

          ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                    GROUP

                    N/A

          ITEM 9    NOTICE OF DISSOLUTION OF GROUP

                    N/A

          ITEM 10   CERTIFICATION
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    MARGO D. MACGOUGAN                  Date:  July 8, 1996
                    Assistant Vice President